Mail Stop 3561

September 11, 2008

Via Fax & U.S. Mail

Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. de C.V.
Avenida Tecnológico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, México

> **Re: Industrias Bachoco, S.A.B. de C.V.**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-33030**

Dear Mr. Ferrer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2007

Item 3. Selected Financial Data, page 1

1.   Please revise future filings to include disclosures of the Company's net
      revenues, and operating income as determined in accordance with US GAAP
      for all periods presented.

Risk Factors, page 4

2.   Reference is made your disclosure on page 8 which states that certain
      members of the Robinson Bours family hold the power to elect a majority of
      the members of your Board or Directors and have the power to determine the
      outcome of certain other actions requiring the approval of your stockholders.
      We also note that the Robinson Bours family has established two Mexican
      trusts which they control and hold 82.75% of the 600,000,000 shares
      outstanding as of December 31, 2007. In this regard, please revise Note 19 in
      future filings to disclose the existence of this control arrangement. Refer to
      the requirements of paragraph 2 of SFAS No. 57.

Item 5. Operating and Financial Review and Prospects, page 25
Acquistions and Dispositions, page 29

3.   We note from your disclosure on page 30 during fiscal 2007 you reached an
      agreement with certain Grupo Libra for the leasing of their facilities which
      included breeders and chicken farms, along with a slaughter plant, and a
      processing center. In addition, you acquired all of Grupo Libra's working
      capital and brands. We also note during December 2007, you reached an
      agreement with Grupo Agra which also provides for the leasing of their
      facilities, a processing plant, distribution centers and the Agra brands, and
      that you also acquired all their working capital. In this regard, please explain
      to us in detail how you accounted for such acquisitions within your financial
      statements under Mexican Financial Reporting Standards and under U.S.
      GAAP. Your response should include, but not be limited to, the accounting
      treatment of leases of the facilities and brands, and whether the acquisition of
      working capital was considered a business acquisition which should be
      accounted for under purchase accounting. If differences exist between your
      home country financial reporting standards and U.S. GAAP, please explain to
      us such differences and tell us how such differences have been accounted for
      within your Item 18 reconciliation. Please revise Note 19 in future filings to
      include all disclosures required under paragraphs 51-53 of SFAS No. 141,

where applicable. We may have further comment upon receipt of your response.

Notes to the Consolidated Financial Statements

Note 11. Other taxes payable and other accruals, page F-25

4.   Please explain to us and in your footnote disclosures the nature of the accruals related to IMSS, SAR and INFONAVIT of Ps.49,491 and 56,476 as of December 31, 2006 and 2007, respectively.

Note 15. Income Tax, Asset Tax, and Flat-Rate Business Tax, page F-29
(e) Deferred Income Tax, page F-31

5.   We note the disclosure in the reconciliation of your statutory tax rate to your effective tax rate for 2006, that the increase in the tax rate from 16% to 19% in 2007 impacted your 2006 effective tax rate by 22.27%. We also note from the discussion on page 35 that this change in tax rate for 2007 resulted in a debit of Ps 336.4 million to income, reflected in deferred taxes in 2006. Please tell us and explain in the notes to your financial statements in future filings why a change in the tax rate to 19% in 2007 impacted the Company's effective tax rate, and resulted in the Ps.336.4 million during 2006. As part of your response, please explain why you believe the treatment used was appropriate for both Mexican and US GAAP purposes. We may have further comment upon receipt of your response.

Note 16. Other ordinary income, page F-32

6.   We note from the disclosure in Note 16 that you have reflected sales and related costs of sales associated with waste animals, raw materials , by-products and others in "other ordinary income, expense, net" for Mexican GAAP purposes. Please tell us in further detail the specific nature, type and amounts of sales and costs of sales comprising these line items reflected in Note 16 to your financial statements. Also, as part of your response, please explain how these sales and costs of sales are reflected in your financial statements for US GAAP purposes and explain why you believe the treatment used is appropriate. Your response should clearly explain why such sales and cost of sales are not included as part of regular sales and costs of sales for US GAAP purposes.

Note 19. Differences Between Mexican FRS and United States Generally
Acceptable Accounting Principles, page F-38

7.   Please revise Note 19 in future filings to include disclosures regarding
        revenues from transactions with external customers which amount to 10% or
        more of your revenues for each year an income statement is presented. Refer
        to paragraph 39 of SFAS No. 131. Also, for any accounts receivable balance
        from a single customer which represents 10% of more of total accounts
        receivable as of the balance sheet date, you are required to disclose such
        information for each year a balance sheet presented.

8.   Please revise your disclosure in future filings to include the amount of
        goodwill allocated to each reportable segment in accordance with paragraph
        45 of SFAS No. 142.

9.   Please tell us and revise future filings to disclose any non-cash investing or
        financing activities of the Company for each year a statements of cash flows
        in presented.

10.   In future filings, please revise to also disclose the fair value of your long-term
        debt arrangements as of each balance sheet date presented and the methods
        used to determine the fair values of your long-term debt arrangements. Refer
        to the disclosure requirements outlined in paragraph 10 of SFAS No.107.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

Daniel Salazar Ferrer
Industrias Bachoco S.A.B. de C.V.
September 11, 2008
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief